UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
August 31, 2015

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Hertz Global Holdings, Inc. - File No. 001-33139
The Hertz Corporation - File No. 001-07541

CF #32724

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Hertz Global Holdings, Inc. and The Hertz Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information they excluded from the Exhibits to a Form 10-K filed on July 16, 2015.

Based on representations by Hertz Global Holdings, Inc. and The Hertz Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.31.4   through June 30, 2016

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary